UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

13 March 2015
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being, in the case of shareholders in Ireland, an organisation or firm authorised or exempted pursuant to the Investment Intermediaries Act, 1995 or the European Communities (Markets in Financial Instruments Directive) Regulations 2007 Nos. 1 to 3 (as amended) and, in the case of shareholders in the United Kingdom, an adviser authorised pursuant to the UK Financial Services and Markets Act 2000) immediately.

If you have sold or transferred all of your registered holding of Ordinary Shares in CRH plc, please forward this document and the accompanying Form of Proxy to the purchaser or transferee or to the stockbroker, bank or other agent through or by whom the sale or transfer was effected, for delivery to the purchaser or transferee.

CRH plc

Chairman’s Letter to Ordinary Shareholders and, for information only, to  Preference  Shareholders,

and
                                                         Notice of Annual General Meeting, Thursday, 7 May 2015

The Notice of the Annual General Meeting of CRH plc, to be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Thursday, 7 May 2015, is set out on pages 7 to 11 of this document.

A Form of Proxy for use in connection with the Resolutions to be proposed at the Meeting has been sent to shareholders. To be valid, Forms of Proxy must be received by the Company’s Registrar, Capita Asset Services, Shareholder Solutions (Ireland) not later than 11.00 a.m. on 5 May 2015. The methods by which valid Forms of Proxy can be delivered are set out in the notes to the Notice of the Meeting.

To the holders of Ordinary Shares and, for information only, to the holders of Preference Shares.

12 March 2015

Dear Shareholder,

You will find set out on pages 7 to 11 of this document the Notice convening the Annual General Meeting of the Company (the “Meeting”) to be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Thursday, 7 May 2015.

Annual General Meeting

In addition to the Ordinary Business to be transacted at the Meeting (see Resolutions 1 to 10 in the Notice of Meeting) and the items of Special Business explained in the Directors’ Report on pages 99 and 100 in  the  2014  Annual Report (Resolutions 11 to 13), your Board proposes additional resolutions to amend the Memorandum of Association and the Articles of Association (the “Memorandum” and the “Articles” respectively and collectively the “Constitution”) for the reasons set out below.

On commencement of the Companies  Act  2014  (the  “2014  Act”)  many  of the existing provisions in Irish company law will be altered. The purpose of Resolutions 14 and 15 is to make certain  amendments  to  the  Constitution  in order to ensure that the 2014 Act will not have any unintended  effects  by altering how the provisions of the Constitution are to be applied. The proposed amendments will be effective from the date on which the 2014 Act is commenced (which is currently expected to be 1 June 2015).

A copy of the Constitution marked to show the proposed amendments is available on the Company’s website and will also be available for inspection at the registered office of the Company during business hours on any business day up to and including the date of the Annual General Meeting as well as being available at the Annual General Meeting on 7 May 2015.

Resolution 14

This Special Resolution is being proposed in order to make minor amendments to clause 2 and clause 4(21) of the Memorandum to refer to the 2014 Act and to update statutory references in order to be consistent with the 2014 Act.

Resolution 15

If approved by shareholders, this Special Resolution will amend the Articles for the following reasons:

(i)	The 2014 Act adopts a new approach in regard to the articles of association of all companies.
        Instead of making provision for a model set of articles with optional opt-in provisions (as was done with Table A in the Companies Act 1963), the 2014 Act contains specific sections which will apply to all companies unless their        articles of association provide otherwise. As many of these sections deal with matters which are already specified in CRH’s Articles, it is necessary to include a new provision in Article 1 to disapply the new optional sections of        the 2014 Act. In addition, as Table A is no longer relevant, it is not necessary to continue with its disapplication in Article 1. A summary of each of the sections of the 2014 Act that it is proposed to disapply is set out in Schedule        1 in the Appendix to this letter;
(ii)	Certain parts of, and references in, the Articles need to be updated for the reasons set out in Schedule 2 in the Appendix to this letter;
(iii)	A new article is required to be included in the Articles for the reasons set out in Schedule 3 in the Appendix to this letter.

Recommendation

Your Directors believe that the Resolutions to be proposed at the Meeting are in the best interests of the Company and its shareholders as a whole and, therefore, recommend you to vote in favour of the Resolutions. Your Directors intend to vote in favour of the Resolutions in respect of their own beneficial holdings of Ordinary Shares, amounting in total, on 12 March 2015, to 341,770 Ordinary Shares, representing approximately 0.04% of the issued Ordinary share capital of your Company.

Yours faithfully,

N. Hartery
Chairman

Appendix

Schedule 1 - Summary of Optional Provisions in the 2014 Act to be Disapplied

Sections of the 2014 Act to be disapplied	Currently covered in Articles	Subject matter/reason for disapplication of provisions in 2014 Act
77-81	22-28	Existing articles deal with the making of calls in respect of unpaid amounts due on issued shares.
95(1)(a) and 95(2)(a)	31-32
These provisions would give the Directors an absolute discretion to refuse to register a share transfer as well as allowing the Directors to charge a fee when registering the transfer. However, this is not allowed under the Stock Exchange listing rules.

96(2) to (11)	35-39	Existing articles deal with the transmission of shares.
124	131-139	Existing articles deal with the declaration and payment of dividends.
125(3)	138	Existing article deals with the use of cheques, negotiable instruments and bank transfers for the payment of dividends.
144(3) and 144(4)	107-113	Existing articles deal with the appointment of Directors.
148(2)	104	Existing article deals with the early vacation of office of Directors.
158(3)	91	This section would alter the borrowing powers of Directors set out in Article 91.
159 - 165	97, 98, 100, 103, 114-120, 123-125
Existing articles deal with the appointment of a Managing Director and Chief Executive, the holding of other offices by Directors, the creation and operation of Board committees, the appointment of alternate Directors and various board procedures for the operation of the Board.

182 (2) and (5)	62 and 64	Existing articles deal with the quorum required for meetings of the Company.
183(3)	79	This section would prohibit the appointment of multiple proxies, which is allowed under Article 79.
187	65-73	Existing articles deal with the conduct of general meetings of the Company.
188	74-85	Existing articles deal with the voting at general meetings of the Company.
218(5)	148-151	Existing articles deal with the timing of a deemed receipt of a notice.
229, 230 and 1113	90, 96, 99	Existing articles deal with the interests of Directors.
338(5) and (6)	129	Existing article deals with the delivery of financial statements via the website of the Company.
618(1)(b)	152-153	Existing articles deal with the distribution of property on winding-up of the Company.
1090	105-113	Existing articles deal with the rotation of Directors.
1092	89(c), 123, 124, 126	Existing articles deal with the remuneration and expenses of Directors.

Schedule 2 - Summary of Articles to be Updated
Update	Reason for amendment	Articles to be updated
All references to sections in the existing	To ensure that the Articles are consistent with	Articles 2, 7, 8, 8A,
Companies Acts, which will be repealed	the statutory references in the 2014 Act.	8B, 11, 14, 15, 16,
when the 2014 Act becomes effective, are to		34, 53, 59, 61, 91,
be replaced by their equivalent provision in		94, 95, 104, 112
the 2014 Act.		and 145
Deletion of references to “Stock Exchange Nominee”.	Term no longer in use following repeal of Companies (Amendment) Act 1977.	2, 16, 32
Change “Irish Stock Exchange Limited” references to “Irish Stock Exchange plc”.	Reflects the current name for the Irish Stock Exchange.	8A, 8B
Insert references to “undenominated capital”.	This is the terminology used in the 2014 Act, as set out in section 64.	54, 137(b)(iv), 145
Updating the list of ordinary business of the Annual General Meeting.	Section 186 of the 2014 Act uses different terminology and adds to the list of items constituting the ordinary business of the Annual General Meeting.	61(a)
Deletion of time limits within which a proxy can be revoked before a meeting.	Section 183(10) of the 2014 Act now governs this and allows notices of the revocation to be delivered right up to the commencement of the meeting.	84
Updating Article 144  to  allow  Directors to send shareholders summary financial statements in lieu of the full statutory financial statements of the Company. Shareholders can however request full copies of the financial statements.
	Chapter 2 of Part 6 of the 2014 Act uses new terminology and introduces some new provisions with regard to accounting records.	140-144

Schedule 3 - New Article to be Inserted
New Article	Reason for new Article	Section of Act requiring new Article
96(d)
Section 228 of the 2014 Act introduces entirely new provisions into Irish company law by prohibiting directors from entering into certain types of agreements which restrict their powers. However, section 228 provides an exception  if this is expressly authorised by the company’s constitution. The purpose of the new article 96(d) is, therefore, to make it clear that agreements which have been approved by the Board, or have been approved pursuant to an authority delegated by the Board, can be entered pursuant to the exception. Article 96(d) places a duty on each Director to obtain the  prior  approval  of the Board before entering into any commitment permitted by section 228 of the 2014 Act.
228

Notice of Meeting

The Annual General Meeting of CRH plc will be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Thursday, 7 May 2015 for the following purposes:

1.	To consider the Company’s financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2014.

2.	To declare a dividend on the Ordinary Shares.1

3.	To consider the 2014 Directors’ Remuneration Report (excluding the Remuneration policy summary), the full text of which is set out in the 2014 Annual Report.2

4.	To re-elect the following Directors3:

Mr. E.J. Bärtschi
Ms. M. Carton
Mr. W.P. Egan
Mr. U-H. Felcht
Mr. N. Hartery
Mr. P.J. Kennedy
Mr. D.A. McGovern, Jr.
 Ms. H.A. McSharry
Mr. A. Manifold
Ms. L.J. Riches
Mr. H.Th. Rottinghuis
Mr. M.S. Towe

5.	To authorise the Directors to fix the remuneration of the Auditors.

6.	To consider the continuation in office of Ernst & Young as auditors of the Company until the conclusion of the next Annual General Meeting of the Company.4

7.	To consider and, if thought fit, to pass as an Ordinary Resolution5:

That, in accordance with the powers, provisions and limitations of Article 11(d) of the Articles of Association of the Company, the Directors be and they are hereby authorised to allot relevant securities up to an aggregate nominal value of €91,843,000. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2016 or 6 August 2016.

With the commencement of the Companies Act 2014, the authority conferred by this resolution shall be applied as if the reference to Section 20 of the Companies Act 1983 Act in Article 11(d) is deemed to refer to Section 1021 of the Companies Act 2014.

8.	To consider and, if thought fit, to pass as a Special Resolution6:

That, in accordance with the powers, provisions and limitations of Article 11(e) of the Articles of Association of the Company, the Directors be and they are hereby empowered to allot equity securities for cash provided that the sum of the nominal value of all allotments made pursuant to this authority in accordance with subparagraph (iii) of Article 11(e) and  all Treasury Shares (as defined in Section 209 of the Companies Act, 1990) re-issued pursuant to Resolution 10 in the Notice of this Meeting shall not exceed an aggregate nominal value of €13,915,000. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2016 or 6 August 2016.
With the commencement of the Companies Act 2014, the authority conferred by this resolution shall be applied as if the references to Sections 20 and 23 of the 1983 Act in Article 11(e) are deemed to refer to their equivalent provisions in Sections 1021, 1022 and 1023 of the Companies Act 2014 and the reference to Section 209 of the Companies Act 1990 in this resolution is deemed to refer to Section 1078 of the Companies Act 2014.

9.	To consider and, if thought fit, to pass as a Special Resolution:

That the Company be and is hereby authorised to purchase Ordinary Shares on the market (as defined in Section 212 of the Companies Act, 1990), in the manner provided for in Article 8A of the Articles of Association of the Company up to a maximum of 10% of the Ordinary Shares in issue at the date of the passing of this Resolution. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2016 or 6 August 2016.

With the commencement of the Companies Act 2014, the authority conferred by this resolution shall be applied as if the references to Section 212 of the Companies Act, 1990 in this resolution and in Article 8A are deemed to refer to Section 1072 of the Companies Act 2014.

10.	To consider and, if thought fit, to pass as a Special Resolution:

That the Company be and is hereby authorised to re-issue Treasury Shares (as defined in Section 209 of the Companies Act, 1990), in the manner provided for in Article 8B of the Articles of Association of the Company. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2016 or 6 August 2016.

With the commencement of the Companies Act 2014, the authority conferred by this resolution shall be applied as if the references to Section 209 of the Companies Act, 1990 in this resolution and in Article 8B are deemed to refer to Section 1078 of the Companies Act 2014.

Special Business

11.	To consider and, if thought fit, to pass as a Special Resolution:

That it is hereby resolved that, in accordance with Article 60(a) of the Articles of Association of the Company and until the Annual General Meeting in 2016, the Directors be authorised to set the notice period required for the convening of extraordinary general meetings at 14 clear days’ notice (where such meetings are not convened for the passing of a special resolution), if they consider it to be in the best interest of the Company and its shareholders.

12.	To consider and, if thought fit, to pass as an Ordinary Resolution:

That the Directors be and they are hereby authorised, pursuant to Article 137(b) of the Articles of Association of the Company, to exercise the powers contained in the said Article so that the Directors may offer to the shareholders the right to elect to receive an allotment of additional shares credited as fully paid instead of cash in respect of all or part of any dividend or dividends falling to be declared or paid by the Company. Unless renewed at the Annual General Meeting in 2016, this authority shall expire at the close of business on 6 August 2016.

13.	To consider and, if thought fit, to pass as an Ordinary Resolution:

That the Ordinary share capital of the Company be increased to €400,000,000 by the creation of 250,000,000 Ordinary Shares of €0.32 each and the Income share capital of the Company be increased to €25,000,000 by the creation of 250,000,000 Income Shares of €0.02 each, such new shares to rank pari passu in all respects with the existing Ordinary and Income Shares respectively.

14.	To consider and, if thought fit, to pass as a Special Resolution:

That, with effect from the commencement of the Companies Act 2014, the wording in the Memorandum of Association be updated as follows:

(a)
by the deletion in Clause 2 of the words “The Company is to be a public limited company” and the substitution therefor of the words “The Company is a public limited company for the purposes of Part 17 of the Companies Act 2014”; and

(b)
by the deletion in Clause 4(21) of the words “section 155 of the Companies Act 1963 and in any statutory modification or re-enactment  thereof,  or  subsidiary  (as  defined  by  the said section 155)” and the substitution therefor of the words “the Companies Act 2014 and in any statutory modification or re-enactment thereof, or subsidiary (as defined in the Companies Act 2014)”.

15.	To consider and, if thought fit, to pass as a Special Resolution:

That, with effect from the commencement of the Companies Act 2014, the regulations contained in the document produced to the meeting and signed by the Chairman for the purposes of identification, be and are hereby approved and adopted as the Articles of Association of the Company, in substitution for and to the exclusion of all existing Articles of Association.

      For the Board, N. Colgan, Company Secretary,
42 Fitzwilliam Square, Dublin 2.

12 March 2015

Notes

(1)	The final dividend, if approved, will be paid on the Ordinary Shares on 12 May 2015 to persons who were registered as shareholders at the close of business on 6 March 2015.

(2)	Resolution 3 is an advisory resolution and is not binding on the Company.

(3)
In accordance with the provisions of the U.K. Corporate Governance Code, all Directors retire and offer themselves for re-election, with the exception of Mr. J.W. Kennedy and Mr. D.N O’Connor, who are retiring and are not seeking re-election. Biographical details for each Director are set out on pages 51 to 53 in the 2014 Annual Report.

(4)
Section 160(2) of the Companies Act, 1963 provides that the auditor of an Irish company shall be automatically re-appointed at a company’s annual general meeting unless the auditor has given notice in writing of his unwillingness to be re-appointed or a resolution has been passed at that  meeting appointing someone else or providing expressly that the incumbent auditor shall not be re-appointed. The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office. Having had regard to recent developments in corporate governance practice, the Directors have decided to provide shareholders with an opportunity to have a say on the continuation in office of Ernst & Young by way of an advisory, non-binding vote.

(5)	Resolution 7 proposes to renew the Directors’ authority to allot Ordinary/Income shares up to a maximum of 33% of the issued share capital of the Company at 25 February 2015.

(6)
Resolution 8 proposes to renew the Directors’ authority to disapply statutory pre-emption rights in relation to allotments of shares up to a maximum of 5% of the issued Ordinary/Income share capital of the Company at 25 February 2015. This limit is in accordance with generally accepted best practice.

(7)
Any member entitled to attend, speak, ask questions and vote at this Meeting may exercise his or her right to  vote  by  appointing one  or  more  proxies.  A member  may  appoint  the Chairman  or  another person, who need not be a member(s) of the Company, as a proxy, by electronic means or in writing, to vote some or all of their shares. A proxy form is enclosed. Appointment of a proxy does not preclude a member from attending, speaking and asking questions at the meeting should they subsequently wish to do so. Please note, that proxies may be required to provide identification to attend the Meeting.

(8)
To be valid, proxy forms must be delivered in writing, together with any power of attorney or other authority under which it is signed or a certified copy thereof, to the Company’s Registrar, Capita Asset Services, Shareholder Solutions (Ireland) (the “Registrars”), to P.O. Box 7117, Dublin 2 (if delivered by post) or to 2 Grand Canal Square, Dublin 2 (if delivered by hand), not later than 11.00 a.m. on Tuesday, 5 May 2015. Shareholders who wish to submit proxies by electronic means may do so up to the same deadline by accessing the Registrars’ website, www.capitashareportal.com and entering CRH plc in the company name field. Shareholders who do not receive a proxy form by post, or who wish to be sent paper copies of documents relating to the meeting, should contact the Registrars (Tel. +353 1 553 0050).

(9)
CREST members may appoint one or more proxies through the CREST electronic proxy appointment service in accordance with the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further information on CREST procedures and requirements is contained in the CREST Manual. The message appointing a proxy(ies) must be received by the Registrar (ID 7RA08) not later than 11.00 a.m. on Tuesday, 5 May 2015. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996.

(10)
ADR holders wishing to attend the meeting must obtain a proxy form from The Bank of New York Mellon (BNY), which will enable them to attend and vote on the business to be transacted. ADR holders may instruct BNY as to the way in which the shares represented by their ADRs should be voted by completing and returning the voting card provided by BNY in accordance with the instructions given.

(11)
Pursuant to Section 134A of the Companies Act, 1963 and Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6.00 p.m. on Tuesday, 5 May 2015 shall be entitled to attend, speak, ask questions and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

(12)
Pursuant to Section 133B(1)(a) of the Companies Act, 1963 and subject to any contrary provision in company law, shareholders, holding at least 3% of the Company’s issued share capital, or at least 3% of the voting rights, have the right to put an item on the agenda, or table a draft resolution for an item on the agenda, of a general meeting. In the case of the 2015 Annual General Meeting, the latest date for submission of such requests/resolutions will be 26 March 2015. Further information in relation to shareholders’ rights can be obtained from the CRH website, www.crh.com.

(13)
Pursuant to Section 134C of the Companies Act 1963, shareholders have a right to ask questions related to items on the Annual General Meeting agenda and to have such questions answered by the Company subject to any reasonable measures the Company may take to ensure the identification of shareholders. An answer is not required if (a) an answer has already been given on the Company’s website in the form of a “Q&A” or (b) it would interfere unduly with preparation for the meeting or the confidentiality or business interests of the Company or (c) it appears to the Chairman that it is undesirable in the interests of good order of the meeting that the question be answered.

(14)
Pursuant to Section 138 of the Companies Act, 1963, where a poll is taken at the Annual General Meeting, a shareholder, present in person or by proxy, holding more than one share need not cast all his/her votes in the same way.

(15)
A copy of this Notice, the 2014 Annual Report and copies of documentation relating to the 2015 Annual General Meeting, including proxy forms, are available on the CRH website, www.crh.com. To access these documents, select AGM under “Equity Investors” in the Investors section of the website.

(16)
During the meeting, shareholders (or their duly appointed proxies) may not use cameras, smart phones or other audio, video or electronic recording devices, unless expressly authorised by the Chairman of the meeting. This prohibition shall not apply to equipment being used by the Company for the purpose of projecting the meeting onto screens during the meeting or to photographs taken by accredited press photographers admitted to the meeting.

(17)
Publication of the Notice of the 2016 Annual General Meeting (and all notices thereafter) on the CRH website, www.crh.com, will be deemed to be the publication date for the purposes of the 2014 UK Corporate Governance Code.

CRH plc   Form of Proxy for the Annual General Meeting to be held on 7th May 2015

Please indicate with an “X” in the boxes below how you wish your votes to be cast. (See notes overleaf)

Resolutions to be voted on are set out in detail in the Notice of the Meeting.

                                                                                                                                                                                                                                                                                                                                For           Against            Vote Withheld See note 3

1.	Consideration of financial statements and Reports of Directors and Auditors

2.	Declaration of a dividend

3.	Consideration of Directors’ Remuneration Report

4.	Re-election of Directors:

(a)	E.J. Bärtschi

(b)	M. Carton

(c)	W.P. Egan

(d)	U-H. Felcht

(e)	N. Hartery

(f)	P.J. Kennedy

(g)	D.A. McGovern, Jr.

(h)	H.A. McSharry

(i)	A. Manifold

(j)	L.J. Riches

(k)	H.Th. Rottinghuis

(l)	M.S. Towe

5.	Remuneration of Auditors

6.	Continuation of Ernst & Young as Auditors

7.	Authority to allot Shares

8.	Disapplication of pre-emption rights

9.	Authority to purchase own Ordinary Shares

10.	Authority to re-issue Treasury Shares

11.	Notice Period for Extraordinary General Meetings

12.	Authority to offer Scrip Dividends

13.	Increase in Authorised Share Capital

14.	Amendments to Memorandum of Association

15.	Amendments to Articles of Association

Details in relation to Directors retiring at the 2015 Annual General Meeting and seeking re-election are set out in the 2014 Annual Report. This Report and other documentation relating to the 2015 Annual General Meeting (including the Notice of the Annual General Meeting) are available on the CRH website, www.crh.com.

Resolutions 3 and 6 are advisory votes. Please refer to notes 2 and 4 to the Notice of the Annual General Meeting.

A Shareholder wishing to appoint a proxy by electronic means may do so any time up to 11.00 a.m. on 5th May 2015 by accessing the Registrar's website, www.capitashareportal.com, entering CRH plc in the company name field and following the instructions on the website.

CREST members wishing to appoint a proxy electronically should refer to the notes to the Notice  of  the  Annual  General Meeting.

CRH plc  Form of Proxy for Annual General Meeting

I/We the undersigned being an Ordinary Shareholder(s) of the Company HEREBY APPOINT the duly appointed Chairman of the Meeting (see note 1) ........................................................................................................   as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11.00 a.m. on 7th May 2015 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions set out in the Notice convening the Meeting as instructed and in respect of other resolutions that may arise at the Meeting as the proxy thinks fit (see note 3).

This proxy may be exercised in respect of all/______________________________________(see note 5) shares registered in my/our name(s).

Signed: _______________________                                                        Date:________________________

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

CRH plc   Annual General Meeting 2015

Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin, Thursday, 7th May 2015 at 11.00 a.m.

Attendance Form Ordinary Shareholders

Please do not post this section of the form but present it personally to gain admittance to the meeting

                                                 Signature:________________________

--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

Notes on completing proxy form:

1.
If it is desired to appoint another person as proxy the words “the duly appointed Chairman of the Meeting” should be deleted and the name of the proxy, who need not be a Shareholder of the Company, inserted instead. A Shareholder may appoint one or more proxies. If you would like to appoint more than one proxy, please contact the Company’s Registrars, Capita Asset Services, Shareholder Solutions (Ireland) (Tel +353 1 553 0050) to receive an additional proxy form. Please note that proxies may be asked to present identification.

2.	A copy of the Notice convening the Annual General Meeting and the accompanying Circular to Shareholders are available on the CRH website, www.crh.com.

3.
Please indicate how you wish your proxy to vote by placing an “X” in the appropriate box. A proxy is required to vote in accordance with any instructions given to him/her. The Vote Withheld option is provided to enable you to abstain on any particular resolution. It should be noted, however, that it is not a vote in law and will not be counted in the calculation of the proportion of the votes for and against the resolution. Unless otherwise directed, and in respect of any other resolutions moved during the Meeting, the proxy will vote as he/she thinks fit or abstain from voting.

4.
This form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be received by the Company's Registrars, Capita Asset Services, Shareholder Solutions (Ireland), P.O. Box 7117, Dublin 2 (if delivered by post) or at 2 Grand Canal Square, Dublin 2 (if delivered by hand) not later than 11.00 a.m. on 5th May 2015. A proxy may also be appointed electronically as explained overleaf.

5.
If a proxy is not to have the authority to vote all shares registered in the name of the Shareholder, the Shareholder should specify the number of shares which may be voted by the proxy, where indicated overleaf. Where the number of shares is not inserted, a proxy will be deemed to have authority to vote all of the shares registered in the Shareholder's name.

6.	Where the appointer is a body corporate this form must be under seal or under the hand of a duly authorised officer or attorney.

7.
In joint accounts the names of all joint holders should be stated. However, the vote of the senior shall be accepted to the exclusion of the votes of the other registered holders of the shares and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

8.	The return of a proxy form will not preclude any member from attending the Meeting, speaking, asking questions and voting in person should he/she wish to do so.

9.
During the meeting, Shareholders (or their duly appointed proxies) may not use cameras, smart phones or other audio, video or electronic recording devices, unless expressly authorised by the Chairman of the Meeting. This prohibition shall not apply to equipment being used by the Company for the purpose of projecting the Meeting onto screens during the Meeting or to photographs taken by accredited press photographers admitted to the Meeting.

By:___/s/Maeve Carton___
M. Carton
Finance Director